DRUMMOND
                          WOODSUM &
                          MACMAHON

                      ATTORNEYS AT LAW
                    245 COMMERCIAL STREET
                    POST OFFICE BOX 9781
                 PORTLAND, MAINE 04104-5081
              (207) 772-1941 FAX (207) 772-3627
                     TTY (207) 828-8260

September 22, 2001

Dennis L. Keschl
Administrative Director
Maine Public Utilities Commission
242 State Street
State House Station 186565
Augusta, ME 04333-0018

RE: Public Service Company of New Hampshire: Request for Approval of a Reorganization in Connection with the Issuance of Rate Reduction Bonds

Dear Dennis:

     I write on behalf of Public Service Company of New Hampshire ("PSNH") to request approval, pursuant to 35-A M.R.S.A. Section 708, of a reorganization that may occur in connection with the issuance of $96 million in Rate Reduction Bonds for the benefit of PSNH. The reorganization, if it occurs, will be in furtherance of electric utility restructuring in New Hampshire, and should be approved by this Commission, upon the condition that the transaction be approved by the New Hampshire Public Utilities Commission.

     On October 3, 2000, the Commission in Docket No. 2000-803 approved a reorganization of PSNH through the creation of a wholly-owned limited liability company known as "SPE," the purpose of which was to issue up to $670 million of Rate Reduction Bonds as an integral part of electric industry restructuring in New Hampshire. That series of Rate Reduction Bonds was issued under authority granted by the New Hampshire Legislature in RSA Chapter 369-B, which authorized the use of securitization by PSNH to recover certain of its stranded costs associated with restructuring of the electric utility industry. In addition to the $670 million in Rate Reduction Bonds involved in the reorganization addressed by Docket No. 2000-803, the New Hampshire Legislature authorized, in RSA 369-B:3, IV, the issuance of not more than $130 million in Rate Reduction Bonds to finance renegotiated agreements of certain of PSNH's power purchase obligations. The proceeds from the $96 million in bonds involved here will be used by PSNH in connection with agreements the company has entered into with the Hemphill Power and Light Company and the Whitefield Power and Light Company for the buy-down of power purchase obligations for two wood-fired generating plants. The details of the transaction are set forth in the Direct Testimony of David R. McHale, filed August 3, 2001 in New Hampshire, and attached hereto.

     As indicated in the McHale Testimony (and the proposed New Hampshire PUC Order included therein), SPE may be used to issue the $96 million in Revenue Reduction Bonds involved here. In that event, no reorganization occurs under Maine law. On the other hand, PSNH may determine that it is prudent to create a new subsidiary to issue these $96 million in bonds. If that option is pursued, then PSNH will create a new affiliated interest, and approval of the reorganization is required under Section 708.

     The Commission has previously determined that PSNH is a Maine public utility because the company owns certain, limited transmission and distribution plant in this state, consisting primarily of transmission lines. PSNH does not serve any retail customers in Maine. As the Commission noted in approving the reorganization in Docket No. 2000-803:

     PSNH's contacts with the State of Maine are extremely limited. While it owns and operates certain transmission and distribution plant in Maine, it does not provide retail service to any customers in Maine nor does it receive any compensation in Maine as a result of the properties it owns in Maine. Our primary interest is in assuring that PSNH maintains its T&D plant in Maine in a safe and reasonable manner.

     Because PSNH's contacts are so limited, we believe we can adequately discharge our responsibilities under section 708 by approving the reorganization based upon the New Hampshire Public Utilities
     Commission's approval. We expect that the reorganization will not affect PSNH's ability to maintain its T&D plant in Maine in a safe and reasonable manner and in accordance with the National Electric Safety Code, as required by 35-A
     M.R.S.A.  2305-A(2).


     PSNH's contacts with the State of Maine have not changed since the Commission's Order in 2000-803. The principles supporting the Commission's decision in that case apply with equal force here. Indeed, since the purpose of the transaction is to benefit New Hampshire ratepayers, this Commission can adequately discharge its responsibilities under 708 by approving the reorganization on condition that the transaction is approved by the New Hampshire Public Utilities Commission. See Public Service Co. of New Hampshire, Request for Exemption of 35-A M.R.S.A. Section 708(2)(A), Docket No. 2000-46 (Mar. 17, 2000)(listing PSNH's
T&D properties in Maine and approving reorganization on condition that NH Commission approval is obtained).

     For the reasons set forth above, PSNH requests that the Commission issue an order, as soon as possible, approving the creation of an affiliated interest for the issuance of up to $96 million in Rate Reduction Bonds in connection with the buy-down of power purchase obligations with the Hemphill and Whitefield wood-fired generating units.

     I appreciate the Commission's attention to this request. If you need further information, please do not hesitate to contact me.

                              Sincerely,

                              /s/ Jerrol A. Crouter
                              Jerrol A. Crouter


cc:  Catherine E. Shively, Esq. (w/o enc.)
     Joanne Steneck, Esq.
     Public Advocate